 SC 13G/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Aviat Networks, Inc.

(Name of Issuer)

COMMON STOCK, par value $0.01 per share

(Title of Class of Securities)

05366y201

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05366y201	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only) EIN 23-2856392 Schneider Capital Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION PENNSYLVANIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 236,693
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 236,693
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,693
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.37%
12.	TYPE OF REPORTING PERSON IA

CUSIP NO. 05366y201	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

Aviat Networks, Inc.

(b)	Address of Issuer’s Principal Executive Offices

860 N. McCarthy Blvd.

Suite 200

Milpitas, CA 95035

Item 2.

(a)	Name of Person Filing

SCHNEIDER CAPITAL MANAGEMENT CORPORATION

(b)	Address of Principal Business Office or, if none, Residence
                                       1000 Westlakes Drive, Suite 150

                                        Berwyn, PA 19312

(c)	Citizenship

PENNSYLVANIA

(d)	Title of Class of Securities

COMMON STOCK, par value $0.01 per share

(e)	CUSIP Number

05366y201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

CUSIP NO. 05366y201	13G	Page 4 of 5 Pages

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

236,693

(b)	Percent of Class:

4.37%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

236,693

(ii)	Shared power to vote or to direct the vote

None

(iii)	Sole power to dispose or to direct the disposition of

236,693

(iv)	Shared power to dispose or to direct the disposition of

None

Item 5.	Ownership of Five Percent or Less of a Class If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

CUSIP NO. 05366y201	13G	Page 5 of 5 Pages

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2020 Date

/s/ John Canning
John Canning
Vice President